U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"):  Wesdome Gold Mines Ltd.

B. (1) This is [check one]

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Wesdome Gold Mines Ltd.

Form type:	Form CB

File Number (if known):

Filed by:	Wesdome Gold Mines Ltd.

Date Filed (if filed concurrently, so indicate):	February 26, 2014 (concurrently with the Form CB)

D. The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at

Suite 1305, 8 King Street East
Toronto, Ontario, Canada M5C 1B5
(406) 360-3743

E. The Filer designates and appoints Seward & Kissel LLP, Attention: Anthony Tu-Sekine ("Agent"), located at:

901 K Street, NW, 8th Floor
Washington, DC 20001
Telephone: (202) 737-8833

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on CB on February 26, 2014 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which this Form CB relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB; the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 26th day of February 2014.

Filer:	Wesdome Gold Mines Ltd.
By:	/s/ Brian Ma
Name:	Brian Ma
Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Seward & Kissel LLP
As Agent for Service of Process for
Wesdome Gold Mines Ltd.

By:	/s/ Anthony Tu-Sekine
	Name:	Anthony Tu-Sekine
	Title:	Counsel

Date:	February 26, 2014

SK 28177 0002 1456263